Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171	Telephone (312) 984-3100
Voice Mail Ext. 4171	Facsimile (312) 984-3150
gretchen.trofa@bfkn.com

January 11, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:	Medgenics, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 11, 2011
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 3, 2011 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 2 and the defined terms used herein have the definitions given to them in Amendment No. 2.

Summary Financial Data, page 7

1.
Please refer to your response to our prior comment 12. Please revise the loss amount for both the period ended September 30, 2010 and the year ended December 31, 2008 to reflect the amounts as negative numbers to be consistent with the consolidated statements of operations.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

The Company has revised the loss amount for all periods to reflect the amounts as negative numbers to be consistent.

Capitalization, page 30

2.
Please refer to your response to our prior comment 19. Please confirm that you will also include disclosure in Summary Financial Data on pages seven and eight explaining the impact of either the discount or incremental warrant issuance. Please disclose the information you provided in the second and third paragraphs of your response in MD&A.

The Company confirms that the pro forma information to be included in the Summary Financial Data on pages 7 and 8 will reflect the effects of this discount or incremental warrant issuance once an estimated offering price is established and will further include disclosure explaining the impact of such event.  The Company has added additional disclosure on page 43 to explain how the fair value of the debentures will change the closer the Company gets to the completion of a Qualified Transaction and how the Company will account for the automatic conversion.

3.
Please refer to your response to our prior comment 20. Please revise your disclosure here, in Dilution and in Summary Financial Data to clarify that the payment to Yissum will be triggered by the closing of the offering and therefore the impact has been included as a pro forma adjustment.

The Company has included disclosure in Capitalization (page 30), Dilution (page 32) and Summary Financial Data (page 8) to indicate that the Company will become obligated to pay $200,000 to Yissum upon the closing of the offering.  Such payment will also be reflected as a pro forma adjustment.

Selected Financial Data, page 34

4.
Please revise your presentation to include the pro forma balance sheet data you include in Summary Financial-Data or explain to us why it is appropriate to present this pro forma information only in Summary Financial Data.

The Company has included the pro forma balance sheet data contained on page 8 in the Selected Financial Data presented on page 34.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 39

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

5.
You added disclosure in response to comment 21 indicating that your board of directors has the ability to repeal the bylaw provision restricting your ability to borrow funds if your stock becomes listed on the New York Stock Exchange, the NYSE Amex or NASDAQ. Please revise your disclosure to clarify your board’s intent should this offering be successfully completed. In addition, if your board has not definitively decided to repeal this bylaw provision, please disclose whether the conversion of the 2009 and 2010 Debentures into common stock in conjunction with this offering increases the amount of future borrowings permitted under this provision.

The Board of Directors of the Company has not definitively decided to repeal this bylaw provision after the closing of the offering.  The Company has added disclosure regarding the effect of the conversion of the Debentures and the consummation of the offering will have on the restrictions regarding borrowing.

Critical Accounting Policies

Convertible Debentures, page 42

6.
Please revise your disclosure to clarify that you also irrevocably elected to measure the 2010 Debentures at fair value. Please clarify that the $1.4 million recorded during the nine month period ended September 30, 2010 also includes the change in fair value for the 2010 Debentures.

The Company has made the revisions requested on page 43.

Business, page 45

7.
We note your response to our prior comment 22. It appears that you have filed as exhibits numerous agreements as material agreements pursuant to Item 601(b)(10) of Regulation S-K.  These agreements include various service and consulting agreements.  Please further advise us as to the basis for your conclusion that the agreements are material and therefore required to be filed as exhibits under Item 601 of Regulation S-K, yet the company is not dependent upon such agreements. Further, please reconcile your conclusion that you are not dependent upon the manufacturing, research, clinical trial services and consulting service of any other third parties with your disclosure in the risk factor titled “Potential difficulty with, and delays in, obtaining vectors...” on page 12 regarding your dependence upon a single producer of specific vectors.

The Company has reviewed the agreements previously filed and determined to eliminate a number of them for various reasons.  Some terminated as of December 31, 2010, or earlier.  Some were determined to be in the ordinary course of the Company’s business and do not fall into the required filing categories set forth in Item 601(b)(10)(ii)(A) through (D).  With respect to the remaining contracts filed as exhibits, the Company has added disclosure regarding the material terms of such contracts.  See pages 36, 62, 73 and 77.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

Executive Compensation, page 77

8.	Please update your executive compensation disclosure to include discussion of compensation paid during your fiscal year ended December 31, 2010.

The Company has updated its executive compensation disclosure to include compensation information for the year ended December 31, 2010.

9.
We note your response to our prior comment 29 and your risk factor disclosure included on page 9.  Please specifically describe in the Executive Compensation section the severance benefits payable under Israeli law and your contribution to any such funds from which these benefits are payable.

The Company has included additional disclosure in the footnotes to the Summary Compensation table regarding the severance benefits payable under Israeli law and the contributions made by the Company’s Israeli subsidiary in connection therewith.  See footnote *** on page 80.

Notes to Financial Statements

Note 1: - General, page F-15

10.
Please refer to your response to our prior comment 32. Please revise your disclosure, consistent with your response, to indicate that the research and development costs related to Biopump have already been incurred. In addition, please revise your disclosure to clarify what you mean by the statement that “[t]he funds are not conditional.”  In this regards, it appears that the receipt of the funds is conditioned on you having incurred costs on the project.

The Company has clarified its disclosure regarding the grant in Note 1(e) to the financial statements.  See page F-16.

Note 9: - Stockholders’ Equity, page F-30

11.	Please revise your tables of options and warrants in Notes e and f to separately disclose the activity from December 31, 2009 through September 30, 2010.

The Company has revised its presentation in Notes 9e and 9f to the consolidated financial statements and disclosed Company’s activity from December 31, 2009 through September 30, 2010 for options and warrants granted to employees, directors and consultants in response to the Staff’s comment.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

12.
In Note h.4., you disclose that you used expected volatilities ranging from 54% to 77% to value the compensation associated with the extension, in September 2010, of the expiration dates of certain warrants and options. Please explain to us why these expected volatilities are reasonable in light of your use of a 115% expected volatility rate in 2009 as disclosed in Note 2.o. In addition, please revise your disclosure to clarify whether any future compensation will be recorded related to the warrant and option modifications. If so, please disclose the unearned compensation at September 30, 2010 that will be recorded in the future and the period(s) over which it will be recorded, If not, please disclose why not.

Expected volatility is the expected fluctuation in the return of the underlying stock during the derivative contracted term. Another way to define the volatility of the stock is the annualized standard deviation of the continuously compounded rates of return on the stock over a period of time.

In 2009, the volatility was calculated for the relevant contractual terms which stem from the dates of issuance of the 2009 Debentures with regard to the conversion component which is 1.46 years at December 31, 2009.

In the calculation of the compensation due to the modification in 2010, the expected stock price volatility was calculated from the modification date backwards according to the options and warrants expected term, which is 0.54 years pre-modification (54%) and 5.55 years post-modification (77%).

The decrease in the volatility is explained by significant fluctuations in the share price of the Company mainly during the end of 2008 through 2009 as compared to 2010 and compare to the 5.55 years period.

Per the Staff comment, the Company has revised its disclosure in Note 9.h.4 to clarify that the modified options and warrants were already vested and the Company recorded the incremental value measured fair value of the modified award at the modification date as operating expenses.

13.
Please refer to your response to our prior comment 35.  We note that the only caption you changed in the Statements of Changes in Stockholders’ Equity (Deficit) was for the activity in 2010. However, it appears that compensation expense related to both warrants and options in other periods as well. Therefore, please revise the captions in your Statements of Changes in Stockholders” Equity (Deficit) for all applicable periods to attribute compensation to both options and warrants or explain to us how your presentation is appropriate.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

The Company revised the captions where appropriate.  During the years 2000-2005 and 2009, no warrants were issued as compensation.

Note 10: - Convertible Debentures, page F-43

14.	Please clarify whether the $81 recorded as a result of the change in the fair value of the 2009 Debentures was recorded as financial expense as opposed to financial income.

As a result of the change in the fair value of the 2009 Debentures, the Company recorded financial expenses in the amount of $81 for the nine-months period ended September 30, 2010.  The Company has revised its disclosure in Note 10 accordingly.

15.
Please refer to your response to our prior comment 36. Please expand your disclosure on page F-24 to clarify that the Binomial model was used to fair value the warrants since the current disclosure only refers to the convertible debentures. Also please clarify whether the warrant liability is also valued using Lever 3 inputs and whether the assumptions disclosed for the convertible debentures were the same assumptions used for the warrants. Finally, please consider whether the policy to classify the warrants as liabilities and the resulting potential future variability in operating results should be disclosed in MD&A.

The Company has expanded the disclosure on page F-24 of the financial statements in Note 2(o) regarding the accounting policy related to fair value measurement of financial instruments in order to clarify that the Binomial model was used to fair value the warrants as well as the convertible debentures and disclosed that the warrants are considered as a liability and valued using level 3 inputs.

In addition, the Company has expanded its presentation in Note 2(o) to the consolidated financial statements and disclosed separately the assumptions used to fair value the convertible debentures and warrants at each measurement date in response to the Staff’s comment.

The Company also expanded its Management’s Discussion and Analysis on page 43 and included the Company's accounting policy regarding liability in respect of warrants in order to disclose the potential future variability in operating results due to the changes in fair value of these warrants.

16.
In Note 10.b. you disclose that you issued 1,612,500 warrants to finders in connection with your September 2010 private placement. Please explain to us why you do not apparently consider these warrants as liabilities under ASC 815-40-15-7I when they appear to be denominated in GBP and your functional currency is the US dollar.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
January 11, 2011

The Company has revised Note 10.b in order to clarify that the warrants to finders were also considered and classified as liabilities at their fair value pursuant to ASC 815-40-15-71.

* * * * * * *

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 2 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours,

/s/ Gretchen Anne Trofa

Gretchen Anne Trofa

GAT/mh
Enclosures

cc:	Dr. Andrew L. Pearlman, Medgenics, Inc.
Ms. Phyllis Bellin, Medgenics, Inc.
Steven Skolnick, Esq., Lowenstein Sandler PC